FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Overseas

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 9, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice Concerning Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Overseas

Osaka, JAPAN, June 9, 2023 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Company”) today announced that it decided on the disposal of treasury shares under the Long Term Incentive Plan (“LTIP”) for the Company Group employees overseas, as outlined below (“Disposal of Treasury Shares”).

1.Outline of disposal

(1) Payment date	July 7, 2023
(2) Type and number of shares to be disposed of	Shares of common stock in the Company; numbering 14,021,570 shares
(3) Disposal price	4,481 yen per share
(4) Total value of shares to be disposed of	62,830,655,170 yen
(5) Planned allottee	Employees of the Company and Company’s subsidiaries; numbering 10,840 persons: 14,021,570 shares
(6) Other
The Disposal of Treasury Shares shall be subject to the effectiveness of the registration and submission of the shelf registration supplements pursuant to the Financial Instruments and Exchange Act of Japan.

2.Purposes and reason for disposal
At the meeting of the Board of Directors held on June 24, 2020, the Company resolved to introduce the LTIP, under which eligible Company Group employees overseas may be granted incentive compensation that is based on American depositary shares of the Company (“Company ADS” (*1)). The purposes of the LTIP are to align the employees’ interests with those of Company’s shareholders, to attract and retain officers and other employees at the Company’s Group Companies overseas and to further the Company’s risk mitigation strategy by enabling the Company and its Group Companies to provide incentive compensation that appropriately balances risk and reward.
(*1) A Company ADS represents ½ of one (1) share of common stock in the Company.

In the LTIP, Restricted Stock Unit awards (“RSU awards”) and Performance Stock Unit awards (“PSU awards”) will be granted to eligible Company Group employees overseas in the form of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”). Awards granted pursuant to the LTIP may be settled by (i) Company ADSs to be converted from newly issued shares of common stock in the Company, disposed treasury shares, or Company ADSs purchased in the open market, or (ii) cash in an amount equivalent to the vested Company ADSs. With respect to RSU awards, a number of Company ADSs corresponding to one-third of the RSUs granted will vest annually over a three-year period upon the fulfillment of applicable conditions, including being continuously employed by the Company or its Group Companies. If a grantee resigns due to reasons attributable to the grantee during the target period, the grantee will forfeit all rights regarding the RSUs. RSUs will also be granted on the first day of each quarter to those grantees who joined the Company after an annual grant date (i.e., July 1) or who have other reasons that qualify for interim grants, and the period of continuous service as a vesting condition for such grantees is from the grant date of each unit to the vesting date. The same vesting date will apply to all RSUs that are granted during the same fiscal year. With respect to PSU awards, in addition to the fulfillment of applicable conditions, including the relevant persons being continuously employed by the Company or its Group Companies, the number of vested Company ADSs will be determined after a three-fiscal-year evaluation period, corresponding to the degree or level of achievement of performance goals for the relevant three-fiscal-year period. The PSUs are to be granted every year and, for this year, are scheduled to be granted on July 1, 2023. Additionally, the PSUs may be granted as necessary to those grantees who join the Company, or who for other reasons qualify for interim grants, after the annual grant date. For both RSU awards and PSU awards, upon the occurrence of certain events, including the employee’s death, instead of Company ADSs, cash in an amount equivalent to the vested Company ADSs will be paid on a certain designated date.
The Disposal of Treasury Shares will be implemented for the RSUs to be vested in 2023 as well as the PSUs to be vested in 2023 based on the achievement of performance goals for the three-fiscal-year period ending in fiscal year 2022, and will be conducted by a contribution in kind of claims for salary to be granted to the planned allottees.

3.Basis of calculation of the amount to be paid and details thereof
In order to avoid arbitrariness impacting the disposal price, the disposal price is set at 4,481 yen, the closing price of shares of common stock in the Company on the Tokyo Stock Exchange (“TSE”) on June 8, 2023, the business day immediately preceding the day on which the Company decided on the Disposal of Treasury Shares, in compliance with the “Guidelines Concerning Treatment of Capital Increase by Third Party Allotment” of the Japan Securities Dealers Association.

The reason for adopting, as the disposal price, the closing price of the shares of common stock in the Company on the TSE on the business day immediately preceding the day on which the Company decided on the Disposal of Treasury Shares is that this price represents the Company’s fair corporate value in the stock market and is thus determined to be reasonable as the disposal price.

The said price is i) the value obtained by multiplying 4,512 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company in the TSE in the month (from May 9, 2023 to June 8, 2023) immediately preceding the decision, by 99.31% (rate of deviation: -0.69%; rounding off to two decimal places; the same shall apply hereinafter), and ii) the value obtained by multiplying 4,444 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest three months (from March 9, 2023 to June 8, 2023) immediately preceding the decision, by 100.83% (rate of deviation: 0.83%), and iii) the value obtained by multiplying 4,303 yen (less than 1 yen is rounded down), the average of the closing prices of shares of common stock in the Company for the latest six months (from December 9, 2022 to June 8, 2023) immediately preceding the decision, by 104.14% (rate of deviation: 4.14%).

Accordingly, the Company determines that the said price does not fall under the category of especially advantageous terms.

This announcement has been prepared to publicly disclose the disposal of treasury shares under the Long Term Incentive Plan for Company Group employees overseas and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries.

For more information, visit www.takeda.com.

Contacts
Investor Relations (English) Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2543	Media Relations Brendan Jennings Brendan.jennings@takeda.com +81 (0) 3-3278-2111
Investor Relations (Japanese) Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306